Franklin Templeton Investments
                              One Franklin Parkway
                        San Mateo, California 94403-1906


July 27, 2006


Filed via EDGAR (CIK #0001124459)
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:   Franklin Global Trust (Registrant)
      File Nos. 333-46996 and 811-10157

Ladies and Gentlemen:

On behalf of above-referenced Registrant and pursuant to Rule 477 under the Securities Act of 1933, as amended (1933 Act), we desire to withdraw, and hereby request that the Commission withdraw, Post Effective Amendment No. 13 to the Registrant's Registration Statement on Form N-1A, (the Amendment). The Amendment was filed with the Commission on May 31, 2006 pursuant to Rule 485(a) under 1933 Act, for the purpose of adding three new classes of shares, Class A, Class C and Class R, of Franklin International Smaller Companies Growth Fund (the Fund) and to designate the existing share class of the Fund as "Advisor Class".

The Registrant believes that withdrawal of the Amendment would be consistent with the public interest and the protection of investors since: 1) the filing was prepared in contemplation of offering the new classes and designating the existing class as "Advisor Class"; and 2) no securities were sold for the new classes and the "Advisor Class" designation was not used in connection with the offering of the existing class of shares.

If you have any questions, please contact Mr. Navid Tofigh at (650) 312-3492.

Sincerely,

/s/ Karen L. Skidmore
Karen L. Skidmore
Vice President and Secretary
Franklin Global Trust
And Senior Associate General Counsel
Franklin Resources, Inc.